FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 5, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic builds a tower of excitement with Jenga and other new games

Latest game pack strengthens CryptoLogic’s leadership in branded casual games

May 5, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, today announced the launch of a new downloadable game lineup that features a video slot version of Jenga, one of the world’s most popular and recognizable board games. The new game pack also features Buccaneers Bounty Video Slot Game and 4 Deck Atlantic City Blackjack. The games will be available exclusively at www.intercasino.com, www.casinojoy.com and www.dtdcasinos.com.

“Adding Jenga to our line-up is another example of CryptoLogic’s ability to take the world’s most popular branded casual games and turn them into a compelling, captivating casino experience,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s greatest strength is extraordinary e-gaming innovation — and that leads to games that are popular with players, and profitable for our customers.”

Jenga

Jenga is recognized worldwide as a game of suspense and strategy that is simple to learn and easy to play. This universally recognized classic game has been enjoyed by players around the globe for many years. Jenga now is available in CryptoLogic’s colourful, feature-filled casual slot game.

CryptoLogic’s new video slot Jenga is true to the Jenga experience: a surprisingly daring game that builds to a suspenseful climax. The game is an 18-payline slot game incorporating rich graphics, animations, and sound effects. Players can play either 9 or 18 lines, and win a maximum payout of 50,000 coins per game round. This game delivers the “Edge-of-Your-Seat Fun” that players expect from Jenga.

Buccaneer’s Bounty

Did you ever want to be a pirate, complete with skull and crossbones, swords and a pirate’s bounty? Here’s your chance! Buccaneer’s Bounty is a 20-line slot game with two adventurous bonus rounds and a chance to win up to 6,000 times your bet. You also have the chance to defend the island or be the pirate as the bonus feature gives you the option of two exciting games with two different perspectives.

4 Deck Atlantic City Blackjack (single player and multiplayer)

Blackjack enjoys worldwide popularity. In this version, the dealer receives a second card (or hole card) before the players complete their hands (as is commonly found in most Atlantic City and Las Vegas casinos). Players also receive a higher payout percentage with a higher minimum bet than the standard 8 deck blackjack.

“Our impressive list of branded casual games already includes Bejeweled, Cubis, Sudoku and Jewel Quest. The addition of Jenga strengthens CryptoLogic’s position as the premier innovator in Internet casino software,” said Justin Thouin, CryptoLogic’s Vice President.

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

JENGA is a trademark registered in the United States of America and other countries. JENGA and all related elements are trademarks of Pokonobe Associates and are used under license from Pokonobe Associates.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.